                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549


                                   FORM 11-K

(Mark One)

             [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
             For the fiscal year ended December 31, 1999

                                      OR

             [_]  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF
             THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
             For the transition period from ___________ to ___________

Commission file number 1-905

             A. Full title of the plan and the address of the plan if different from that of the issuer named below:

                      PP&L EMPLOYEE STOCK OWNERSHIP PLAN

             B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                PPL CORPORATION
                            TWO NORTH NINTH STREET
                      ALLENTOWN, PENNSYLVANIA 18101-1179

                       Report of Independent Accountants

To the Employee Benefit Plan Board of
PPL Corporation

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the PP&L Employee Stock Ownership Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1999 and of reportable transactions for the year ended December 31, 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers
Philadelphia, Pennsylvania
June 15, 2000
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PP&L EMPLOYEE STOCK OWNERSHIP PLAN
----------------------------------

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 1999 AND 1998
-----------------------------
   (Thousands of Dollars)

                            ASSETS                                                      1999                          1998
                            ------                                                      ----                          ----
Investment - Common stock of PPL Corporation
  at fair value...................................................                      $130,045                      $161,668
Dividends receivable..............................................                         1,383                         1,400
Cash and cash equivalents.........................................                             3
                                                                          ----------------------        ----------------------
                                                                                        $131,431                      $163,068

                         LIABILITIES
                         -----------

Dividends payable to participants.................................                         1,383                         1,400
                                                                          ----------------------        ----------------------

Net assets available for benefits
  (100% vested)...................................................                      $130,048                      $161,668
                                                                          ======================        ======================

  The accompanying notes are an integral part of these financial statements.

PP&L EMPLOYEE STOCK OWNERSHIP PLAN
----------------------------------

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
----------------------------------------------
           (Thousands of Dollars)

                                                                                        1999                        1998
                                                                                        ----                        ----
Investment Income:
  Net (depreciation) appreciation of investment....................                     $(27,647)                   $ 22,045
  Dividend income..................................................                        5,619                       7,716
Employer contributions.............................................                        4,030                       6,161
Miscellaneous income...............................................                            3
                                                                            --------------------        --------------------
                                                                                         (17,995)                     35,922
                                                                            --------------------        --------------------

Dividend distributions to participants.............................                       (5,619)                     (7,716)
Distributions of stock and cash to active
    and terminated participants....................................                       (8,006)                     (9,147)
                                                                            --------------------        --------------------
      Total distributions..........................................                      (13,625)                    (16,863)
                                                                            --------------------        --------------------

Net (decrease) increase............................................                      (31,620)                     19,059

Net assets available for benefits:
Beginning of year..................................................                      161,668                     142,609
                                                                            --------------------        --------------------
End of year........................................................                     $130,048                    $161,668
                                                                            ====================        ====================

  The accompanying notes are an integral part of these financial statements.

                      PP&L EMPLOYEE STOCK OWNERSHIP PLAN
                      ----------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

1.   PLAN DESCRIPTION

     The PP&L Employee Stock Ownership Plan (Plan) was adopted effective January 1, 1975 to provide for employee ownership in PPL Corporation (PPL), formerly known as PP&L Resources, Inc., and most recently amended effective January 1, 1999. Amounts contributed to the Plan are used to purchase shares of common stock of PPL. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the plan provisions.

     Substantially all full-time employees of PPL Electric Utilities Corporation, formerly known as PP&L, Inc., and PPL EnergyPlus, LLC, formerly known as PP&L EnergyPlus Co., LLC, (participating companies) who have completed one year of service are eligible to participate in the Plan. All amounts contributed to the Plan are invested in shares of common stock of PPL.

     The shares of common stock allocated to a participant's account may not exceed the maximum permitted by law. All shares of common stock credited to a participant's account are 100% vested and nonforfeitable, but cannot be pledged as security by the employee. Stock certificates representing shares in the Plan are held by the Trustee.

     The Plan requires that dividends on shares credited to participants' accounts be paid in cash. Under existing income tax laws, PPL Electric Utilities or PPL is permitted to deduct the amount of those dividends for income tax purposes and to contribute the resulting tax savings (dividend-based contribution) to the Plan. The dividend-based contribution is used to buy shares of PPL's common stock and is expressly conditioned upon the deductibility of the contribution for federal income tax purposes. Shares are allocated to participants' accounts, 75% on the basis of shares held in a participant's account and 25% on the basis of the participant's compensation.

     Participants may elect to withdraw from their accounts common stock which has been allocated with respect to a Plan year ending at least 84 months prior to the end of the Plan year in which the election is made. Participants so electing may receive cash or stock certificates for the number of whole shares, cash for any fractional shares available for withdrawal or may make a rollover to a qualified plan.

     Participants who have attained age 55 and have completed ten years of participation in the Plan may elect to withdraw a limited number of shares added to their accounts after December 31, 1986. For the first five years after meeting the requirement participants may withdraw up to an aggregate of 25% of such shares. In the sixth year qualified participants may withdraw up to an aggregate of 50% of such shares.

     Upon termination of service with a participating company, participants are entitled to receive cash or stock certificates for the number of whole shares, cash for any fractional shares allocated to them or may make a rollover to a qualified plan. Participants who terminate service with a participating company and whose account balance exceeds, or exceeded at the time of any prior distribution, $5,000 may defer distribution of the shares of stock in the account until the earlier of age 65 or death. Participants who terminate service with a participating company on or after age 55 may defer distribution of the shares of stock in the account up to April 1 of the year following the year in which the participant attains the age of 70-1/2.

     PPL has reserved the right to amend or terminate the Plan at any time by or pursuant to action of its Board of Directors. Upon termination of the Plan the interests of Plan participants, their estates and beneficiaries shall be nonforfeitable and shall be fully vested. Distributions shall be made to those eligible under Plan provisions in full shares of stock and cash in lieu of fractional shares. No stock may be distributed to a participant within seven years after the month in which such stock was allocated to a participant's account except in the case of the participant's retirement. Such stock will be held by the trustee until the participant satisfies the seven year holding period.

     The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

2.   SIGNIFICANT ACCOUNTING POLICIES

     A. The accompanying financial statements have been prepared under the accrual basis of accounting.

     B. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases during the reporting period. Actual results could differ from those estimates.

     C. The Plan's common stock investment is stated at fair value. Fair value is the quoted market price of PPL's common stock at the end of the year. Realized gains and losses from the sale or distribution of stock by the Trustee are based on the average cost of common stock held at the time of sale. Net appreciation/ depreciation as reported in the accompanying financial statements includes both realized and unrealized gains and losses.

     D. Dividend income and dividend distributions to participants are recorded on dividend record dates.

3.   ADMINISTRATION

     The Plan is administered by the Employee Benefit Plan Board (EBPB), composed of certain PPL Electric Utilities officers, appointed by the Board of Directors of PPL Electric Utilities. The Board of Directors of PPL Electric Utilities has appointed Mellon Bank as Trustee of the Plan.

     Expenses incurred in the administration of the Plan are paid by PPL Electric Utilities and the facilities of PPL Electric Utilities are used by the Plan at no charge.


4.   INVESTMENTS

     The plan's investments, at December 31, are presented in the following table:


                             1999               1998
                             ----               ----

     PPL Corporation
     Common Stock:

     Number of Shares        5,685,007         5,799,747
                          ------------      ------------
     Cost                 $104,048,618      $104,760,433
                          ------------      ------------
     Fair Value           $130,044,535      $161,667,948
                          ------------      ------------

     The fair value per share at December 31, 1999 and 1998 was $22.875 and $27.875, respectively.

5.   TAX STATUS

     In 1995, the Internal Revenue Service (IRS) issued a determination letter that the Plan, as amended through December 20, 1994, continues to be qualified under Section 401(a) of the Internal Revenue Code as a stock bonus plan and constitutes an employee stock ownership plan under Section 409 of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and is currently operated in compliance with the applicable requirements of the Internal Revenue Code.


     Under present Federal income tax laws and regulations, a qualified plan is not taxed on contributions received from PPL Electric Utilities, PPL, or participants, on dividend income, on realized gains from the sale of stock or on any unrealized appreciation of investments. A participant in a qualified plan is not subject to Federal income tax on amounts contributed by PPL or PPL Electric Utilities until that participant receives a distribution from the plan.

PP&L EMPLOYEE STOCK OWNERSHIP PLAN
----------------------------------

Schedule H, Line 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999
-----------------------------------------------------------------------------------------------------------------------------------

           Identity of Issue,
           Borrower, Lessor,                                                                                          Current
            or Similar Party                   Description of Investment                      Cost                     Value
-    ----------------------------    --------------------------------------------    ---------------------    ---------------------
*           PPL Corporation                  Common Stock - $0.01 par value                   $104,048,618             $130,044,535

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PP&L EMPLOYEE STOCK OWNERSHIP PLAN
----------------------------------

Schedule H, Line 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------------------------------------------------------

SERIES OF TRANSACTIONS, INVOLVING SECURITIES OF THE SAME ISSUE, IN EXCESS OF 5% OF THE CURRENT
VALUE OF NET ASSETS AVAILABLE FOR BENEFITS AT THE BEGINNING OF THE PLAN YEAR
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                             CURRENT
                                                                                 EXPENSE                     VALUE OF
IDENTITY OF                                          TOTAL         TOTAL        INCURRED                     ASSET ON        NET
PARTY                                               PURCHASE      SELLING         WITH         COST OF      TRANSACTION      GAIN
INVOLVED                   DESCRIPTION OF ASSET      PRICE         PRICE       TRANSACTION      ASSET          DATE         (LOSS)
------------------------------------------------------------------------------------------------------------------------------------
The Employee Benefit       PPL Corporation
Plan Board of              Common Stock:
PPL Corporation as         Purchase of 178,267
Administrator of the       shares                  $4,029,957                       $7,130                  $4,022,827
PP&L Employee Stock
Ownership Plan             Sale of 183,630 shares                $5,048,994                   $2,971,684    $5,048,994    $2,077,310

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plan Board has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               PP&L Employee Stock Ownership Plan
                               ----------------------------------


                               By: /s/ Peter R. Hilgert
                                   ---------------------
                                   Peter R. Hilgert
                                   Secretary, Employee Benefit Plan
                                      Board
                                   PPL Electric Utilities Corporation


Dated: June 28, 2000